August 5, 2015

VIA EDGAR

Mr. Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Washington Real Estate Investment Trust
Form 10-K for the year ended December 31, 2014 filed March 2, 2015
File No. 001-06622

Dear Mr. Kluck:

This letter is in response to your comment letter received on August 3, 2015. We have set forth below your comment in italics, followed by our response.

Form 10-K for the year ended December 31, 2014

Part I, Page 4

Our Portfolio, Page 5

1.
We note your lease expiration table at the top of page 6. In future Exchange Act periodic reports, please provide this disclosure for 10 years and provide separate disclosure for your retail and office properties or advise.

Response:

In future Form 10-K filings, we will disclose lease expirations for 10 years separately for our office and retail properties.

* * *

Pursuant to your request, in connection with responding to this comment, Washington Real Estate Investment Trust acknowledges that:

•	the company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stephen E. Riffee
Stephen E. Riffee
Executive Vice President and
Chief Financial Officer

cc:	Drew Hammond
Thomas C. Morey
Paul D. Manca